

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2016

Rik J. Deitsch
Chief Executive Officer
Greenhouse Solutions, Inc.
8400 East Crescent Parkway, Suite 600
Greenwood Village, Colorado 80111

> **Re: Greenhouse Solutions, Inc.**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2015**
> **Filed October 19, 2015**
> **File No. 0-54759**

Dear Mr. Deitsch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2. Properties, page 23

1. We understand that you entered into sublicenses for two sets of intellectual property for nutraceuticals in exchange for 11 million shares of common stock. Please tell us when you issued the common shares and how the shares were valued and recorded in the financial statements. Please also tell us how you accounted for the sublicenses and the basis in GAAP for your accounting.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities, page 26

2. We note your disclosure that 11 million shares of common stock were retired in connection with the issuance of the shares to acquire two licenses in February 2015.

> Please tell us how you recorded the retirement of the shares in the financial statements.

Item 8. Financial Statements and Supplementary Data

Note 4 – Stockholder's Deficit, page 39

3. You disclose that you issued 362,000 shares of common stock for monies previously received. However, we are unable to locate the issuance of these shares in the statement of stockholder's equity. In future filings please revise your disclosure in the notes so that the disclosure is consistent with disclosure in the statement of stockholder's equity.

Note 6 – Investments, page 40

4. We note your disclosure regarding the $50,000 investment in Panorama Investment Group. We also note your disclosure under the Investing Activities heading on page 28 that you made a deposit of $50,000 for a joint venture with Koios, LLC. We are unable to locate any disclosure of the joint venture deposit in the financial statements. Please advise.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure , page 41

5. Please explain to us why the disclosure regarding the change in accountants included in Form 10-K filed August 3, 2015 is omitted from the amended filing.

Item 9A. Controls and Procedures

6. Please revise to include the following disclosures required by Item 308 of Regulation S-X:

    •   A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

    •   A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

    •   Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Rik J. Deitsch
Greenhouse Solutions, Inc.
February 11, 2016
Page 3

<u>Signatures, page 52</u>

> 7. We note the report is signed by each of your directors. We also note Mr. Deitsch also serves as your Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Since Mr. Deutsch occupies more than one of the specified positions in general instruction D(2), please indicate each capacity in which he signs the report in 2nd signature block in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: John G. Michak III, Chief Operating Officer